# SEC Schedule 13D/A (Amendment No. 24) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hess Midstream LP, CIK 0001789832
CUSIP: 428103105
Title of class of securities: Class A Shares
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, HOUSTON, Texas (TX), 77010
Date of event which requires filing of this statement: 08/04/2025
Filed by CIK 0001702361
Persons authorized to receive notices and communications: Mary A. Francis, c/o Chevron Corporation, 5001 Executive Parkway, Suite 200, San Ramon, California (CA), 94583, (925) 842-1000

## Reporting persons
- Hess Investments North Dakota LLC (CIK 0001702361): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 79,428,190; sole dispositive power 0; shared dispositive power 79,428,190; aggregate amount beneficially owned 79,428,190 (37.8% of the class)
  Comment: Delaware Limited Liability Company
- Hess Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 79,428,190; sole dispositive power 0; shared dispositive power 79,428,190; aggregate amount beneficially owned 79,428,190 (37.8% of the class)
- Chevron Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 79,428,190; sole dispositive power 0; shared dispositive power 79,428,190; aggregate amount beneficially owned 79,428,190 (37.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Shares
Name of issuer: Hess Midstream LP
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, HOUSTON, Texas (TX), 77010
Comment: This Amendment No. 24 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on December 17, 2019 (as amended, the "Statement"), relating to the Class A Shares representing limited partner interests (the "Class A Shares") of Hess Midstream LP, a Delaware limited partnership (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

August 2025 Repurchase Agreement

On August 4, 2025, the Issuer, HESM Opco and Hess Investments entered into a Unit Repurchase Agreement (the "August 2025 Repurchase Agreement"), pursuant to which HESM Opco agreed to purchase from Hess Investments 695,894 Opco Class B Units (the "Repurchased Units"), for an aggregate purchase price of approximately $30 million, or $43.11 per unit (the "August 2025 Repurchase Transaction"). Pursuant to the terms of the August 2025 Repurchase Agreement, immediately following the closing of the August 2025 Repurchase Transaction, HESM Opco will cancel the Repurchased Units, and the Issuer will cancel, for no consideration, an equal number of Class B Shares held by Hess Investments in accordance with Section 5.5(e) of the Amended Opco Partnership Agreement.

The above description of the August 2025 Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the August 2025 Repurchase Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit 25: Unit Repurchase Agreement, dated as of August 4, 2025, by and among Hess Midstream Operations LP, Hess Midstream LP and Hess Investments North Dakota LLC (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on August 6, 2025)

## Signatures
- Hess Investments North Dakota LLC: /s/ Kari H. Endries, Kari H. Endries, Assistant Secretary (08/06/2025)
- Hess Corporation: /s/ Kari H. Endries, Kari H. Endries, Assistant Secretary (08/06/2025)
- Chevron Corporation: /s/ Christine L. Cavallo, Christine L. Cavallo, Assistant Secretary (08/06/2025)